

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2018

Seth Molod
Chief Financial Officer
Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Ave, Suite 1
Lakewood, NJ 08701

> **Re: Lightstone Value Plus Real Estate Investment Trust, Inc.**
> **Form 10-K filed March 12, 2018**
> **File No. 000-52610**

Dear Mr. Molod:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate and
                            Commodities